

September 27, 2012

Steven Grigoriou
Skadden, Arps, Slate,
  Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522

Re: Prospect Capital Corporation (the "Company")
         File Number 814-00659

Dear Mr. Grigoriou:

On August 22, 2012 Prospect Capital Corporation (814-659) ("Company") filed a Form 10-K for the year ended June 30, 2012 ("10-K"). We have the following comments on that filing.

Background

In December 2011, the Company completed a reorganization of Gas Solutions Holdings, Inc., a wholly owned portfolio company ("GSHI"), renaming it Energy Solutions and transferring ownership of its equity interests in other operating companies with the stated intent of strategically expanding the operations of Energy Solutions across energy sectors. As part of this reorganization, the Company transferred its equity interests in Change Clean Energy Holdings, Inc. ("CCEHI") and Change Clean Energy, Inc. ("CCEI"), Freedom Marine Holding, Inc. ("Freedom Marine") and Yatesville Coal Holdings, Inc. ("Yatesville") to Energy Solutions Holdings Inc. (f/k/a Gas Solutions Holdings Inc.) ("Energy Solutions").

On January 4, 2012, Energy Solutions sold its gas gathering and processing assets ("Gas Solutions") for a sale price of $199,805,000 adjusted for the final working capital settlement, including a potential earnout of $28,000,000 that will be paid based on the future performance of Gas Solutions. We believe that it is the Company's intent to maintain the loans to and investment in Energy Solutions, as Energy Solutions will apparently continue as a portfolio company.

The Company received a distribution of $33,250,000 from Energy Solutions which was recorded as dividend income during the quarter ended

June 30, 2012.   During the year ended June 30, 2012, the Company states that the main driver of the increase in investment income is primarily the result of a larger income producing portfolio and the deployment of additional capital in revenue-producing assets through increased origination and increased dividends and other income received from Energy Solutions, First Tower and NRG.

The Company received dividends from NRG of $15,011,000 and $3,600,000 during the years ended June 30, 2012 and June 30, 2011, respectively and it received dividends from Energy Solutions of $47,850,000 and $9,850,000 during the years ended June 30, 2012 and June 30, 2011, respectively. The incentive fee calculations[1] include a net investment income incentive fee with such base appearing to be approximately

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[1] Item 3(b) of the advisory agreement filed by the Company in its N-2 on July 6, 2004 (333-114552) provides that the Incentive Fee shall consist of two parts, as follows:

(i)   One part will be calculated and payable quarterly in arrears based on the pre-Incentive Fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-Incentive Fee net investment income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees and fees for providing significant managerial assistance or other fees that the Corporation receives from portfolio companies) accrued by the Corporation during the calendar quarter, minus the Corporation's operating expenses for the quarter (including the Base Management Fee, expenses payable under the Administration Agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Corporation has not yet received in cash. Pre-Incentive Fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-Incentive Fee net investment income, expressed as a rate of return on the value of the Corporation's net assets at the end of the immediately preceding calendar quarter, will be compared to a "hurdle rate" of 1.75% per quarter (7% annualized). The Corporation will pay the Adviser an Incentive Fee with respect to the Corporation's pre-Incentive Fee net investment income in each calendar quarter as follows; (1) no Incentive Fee in any calendar quarter in which the Corporation's pre-Incentive Fee net investment income does not exceed the hurdle rate; (2) 100% of the Corporation's pre-Incentive Fee net investment income with respect to that portion of such pre-Incentive Fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized); and (3) 20% of the amount of the Corporation's pre-Incentive Fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized). These calculations will be appropriately pro rated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

(ii)   The second part of the Incentive Fee (the "Capital Gains Fee") will be determined and payable in arrears as of the end of each calendar year (or upon termination of this Agreement as set forth below), commencing on December 31, 2004, and will equal 20.0% of the Corporation's realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year; provided that the Incentive Fee determined as of December 31, 2004 will be calculated for a period of shorter than twelve calendar months to take into account any net realized capital gains, if any, computed net of all realized capital losses and unrealized capital depreciation for the period ending December 31, 2004. In the event that this Agreement shall terminate as of a date that is not a calendar year end, the termination date shall be treated as though it were a calendar year end for purposes of calculating and paying a Capital Gains Fee.

$233,351,000 for the year ended June 30, 2012 (based on net investment income of $186,684,000 plus the $46,671,000 income incentive fee and multiplying that total by 20%).

Thus, it appears that shareholders apparently paid a 20% income incentive fee on the $47,850,000 dividend paid by Energy Solutions. It appears that the dividend may have been paid at least in part with proceeds from the sale of Gas Solutions by Energy Solutions, a wholly owned portfolio company. It appears that the Gas Solutions sale transferred most of the operating assets of Energy Solutions that it held before the reorganization. We further note that there have been no capital gains incentive fees paid pursuant to Section 3(b)(ii) of the advisory contract for the three years ended June 30, 2012, June 30, 2011 and June 30, 2010.

Page 86 of the annual report states that "[t]he sale of Gas Solutions by Energy Solutions has resulted in significant earnings and profits, as defined by the Internal Revenue Code, at Energy Solutions for calendar year 2012. As a result, distributions from Energy Solutions to us will be required to be recognized as dividend income, in accordance with ASC 946, Financial Services—Investment Companies, as cash distributions are received from Energy Solutions to the extent there are current year earnings and profits sufficient to support such recognition". Presumably, the treatment of the distribution by Energy Solutions to the Company as a dividend subjects the distribution to the income incentive fee described in Section 3(b)(i) of the advisory contract.

Page 145 of the Company's 10-K states that (with dollar amounts in thousands):

> Energy Solutions has indemnified us against any legal action arising from its investment in Gas Solutions, LP. We have incurred approximately $2,093 from the inception of the investment in Energy Solutions through June 30, 2012 for fees associated with a legal action, and Energy Solutions has reimbursed us for the entire amount. There were no such legal fees incurred or reimbursed for the year ended June 30, 2012 and June 30, 2011.

> Additionally, certain other operating expenses incurred by us which are attributable to Energy Solutions have been reimbursed by Energy Solutions and are reflected as dividend income: control investments in the Consolidated Statements of Operations. For the years ended June 30, 2012, June 30, 2011 and June 30, 2010, such reimbursements totaled as $16,236, $5,704 and $6,944, respectively (emphasis added).

The Company's Energy Solutions positions[2] are presented on the 10-K Schedule of Investments as a Level 3 Control Investment (25% or greater

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[2] Footnote (8) states that "[d]uring the quarter ended December 31, 2011, our ownership of Change Clean Energy Holdings, Inc. ("CCEHI") and Change Clean Energy, Inc. ("CCEI"), Freedom Marine

voting control). The positions show an aggregate cost of $63,245,000 with an aggregate current value of $126,868,000 as of June 30, 2012. The operations of Energy Solutions are not consolidated with the Company. Page 93 of the Company's 10-K states "[o]ur June 30, 2012 and June 30, 2011 financial statements include our accounts and the accounts of Prospect Capital Funding, LLC, our only wholly-owned, closely-managed subsidiary that is also an investment company. All intercompany balances and transactions have been eliminated in consolidation".

Discussion

The staff requests that the dividend paid by Energy Solutions and the reorganization transaction and asset sale be explained in a written response letter filed on EDGAR.

1.   Describe how Energy Solutions, and its predecessor Gas Solutions, are structured for legal and tax purposes. Are these entities corporate tax payers or pass-through vehicles for tax purposes?

2.   Describe how the transfers of assets (CCEHI, CCEI, Freedom Marine and Yatesville) to Energy Solutions by the Company were accounted for both under US GAAP and for federal tax purposes, including appropriate authoritative support. Did the accounting for these transfers have any impact on the sale of assets by Energy Solutions in 2012, and if so, how.

3.   Please explain why the Energy Solutions distribution should be treated as a dividend subject to the income incentive fee calculation in Section 3(b)(i) of the advisory contract.

4.   Please explain why the Energy Solutions distribution should not be treated as a realized capital gain subject to calculation under Section 3(b)(ii) of the advisory contract.

5.   Please discuss the immediate financial difference and any long-term financial difference, if any, to the Company's shareholders with respect to any incentive payment under 3 and/or 4 above.

6.   If the difference between an income incentive fee calculation and a realized capital gain incentive fee calculation is material, discuss the Board of Directors' role in oversight and their awareness of this issue (specifically including the independent directors). Does structuring portfolio transactions

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Holding, Inc. ("Freedom Marine") and Yatesville Coal Holdings, Inc. ("Yatesville") was transferred to Energy Solutions Holdings Inc. (f/k/a Gas Solutions Holdings Inc.) ("Energy Solutions") to consolidate all of our energy holdings under one management team. We own 100% of Energy Solutions".

for dividends (as opposed to realized capital gains) present any advisory conflict, and if so, how is such conflict monitored to safeguard shareholder interests? Are the proceeds from the sale of the Gas Solution assets the source of the dividend payment the Company received?

7.   Provide an accounting analysis under US GAAP for the conclusion to account for the make-whole payment of $26,936,000 received for the sale of NRG as interest income.

8.   Fully explain both the federal tax treatment and the GAAP accounting treatment regarding the Gas Solutions sale and all payments as they apply to Energy Solutions, the Company, and the Company's shareholders.

9.   Discuss when negotiations for the Gas Solutions sale started and whether the December 2011 reorganization was contemporaneous with such negotiations.

10.   Disclose the management team of Energy Solutions, and if any are affiliated persons, describe their compensation and the source of such compensation.

11.   What are the specific assets owned by Energy Solutions/Gas Solutions Holdings, Inc. immediately prior to, and immediately after the December 2011 reorganization? Include a description of the specific Gas Solutions Holdings, Inc. assets remaining, if any, after the Gas Solutions sale, and excluding cash or receivables from such sale.

Assuming the reorganization did not take place and that the Gas Solutions assets were still sold for the same price, would there have been any difference with respect to the amount or accounting treatment of the dividend payment to the Company? Would there have been any change to the amount of incentive fee payable to the adviser? If so, were the Company's directors informed about these transactions and were they made aware that such transactions would have an impact on the incentive fee to be paid to the adviser?

12.   Did the Gas Solutions sale dispose of most of the assets that were originally held by Gas Solutions Holdings, Inc. immediately prior to the reorganization?

13.   What is the prospectus disclosure of the potential conflict between the advisor and the Company regarding the structuring of its investments in control investments and the impact on any potential incentive fees payable

by the Company and its shareholders? See comments 3 and 4 above. Where is this disclosure located?

14.   Did the Company pay an income incentive fee to the advisor for any expenses reimbursed to it by Energy Solutions, and if so, why? In addition, please explain (including authoritative support) why reimbursement of such operating expenses is appropriately accounted for as dividend income.

15.   What is the cautionary prospectus disclosure with respect to the sustainability/reliability of portfolio company "dividends" that are received by the Company that occur due to the sale of portfolio company capital assets. Where is such disclosure located?

16.   Future interest/dividend presentations by the Company should be appropriately qualified and/or quantified as needed in light of the comments in this letter.

17.   State whether any of the comments in this letter with respect to the Energy Solutions situation presents a similar issue for First Tower and/or NRG, or any other portfolio company.

18.   Provide an accounting analysis under US GAAP for the conclusion not to consolidate Energy Solutions, its predecessor Gas Solutions, First Tower of Delaware, and any other wholly-owned subsidiaries.

19.   Pursuant to Article 3-09 of Regulation S-X, discuss whether the financial statements of Energy Solutions, its predecessor Gas Solutions, First Tower of Delaware, NRG or any majority wholly-owned subsidiaries are required to be filed with the financial statements of the Company.

20.   Pursuant to Article 4-08(g) of Regulation S-X, discuss whether summarized financial information of Energy Solutions, its predecessor Gas Solutions, First Tower of Delaware, NRG or any subsidiaries are required to be included in the notes to the financial statements of the Company.

21.   Please confirm that while not immediately paid, capital gain incentive fees are accrued during the periods when unrealized appreciation is recorded on the Company's books and records with respect to the portfolio. Thus, capital gain incentive fee accruals will be matched with the corresponding unrealized capital appreciation (and depreciation) for the portfolio so that future investors do not bear the entire capital gain incentive fee accrual in the period of sale. Please explain the relationship of the capital gain incentive fee accruals with the dividend paid by Energy Solutions to the Company. Were any capital gain incentive fee accruals made? Did the

dividend payment reverse some or all of any capital gain incentive fee accruals?

22.   Does the Company's response to any staff comment raise any accounting or disclosure issue, or any internal control matter, and if so, provide the Company's proposed course of action, including any necessary revisions to its prospectus disclosure.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.   The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

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Should you have any questions regarding this letter, please contact Kevin Rupert at (202) 551-6966.

Sincerely,

Christian T. Sandoe
Assistant Director